                                                                                                             EXHIBIT 12

                                                       KENTUCKY POWER COMPANY
                                          Computation of Ratio of Earnings to Fixed Charges
                                                  (in thousands except ratio data)
                                                                               Year Ended December 31,
                                                                   1990       1991       1992       1993      1994
            Fixed Charges:
              Interest on First Mortgage Bonds . . . . . . . . . $ 7,715    $11,064    $13,275    $17,472   $19,090
              Interest on Other Long-term Debt . . . . . . . . .  11,455      9,345      7,668      2,033      -
              Interest on Short-term Debt. . . . . . . . . . . .     945        856        413      1,001     1,621
              Miscellaneous Interest Charges . . . . . . . . . .     861      1,027        861        523       485
              Estimated Interest Element in Lease Rentals. . . .     300        800        800        800       700
                   Total Fixed Charges . . . . . . . . . . . . . $21,276    $23,092    $23,017    $21,829   $21,896

            Earnings:
              Net Income . . . . . . . . . . . . . . . . . . . . $32,480    $28,465    $26,537    $18,031   $25,273
              Plus Federal Income Taxes. . . . . . . . . . . . .  10,827      5,662      1,465      1,620     2,179
              Plus State Income Taxes. . . . . . . . . . . . . .   3,828      2,389      1,891      1,116     1,154
              Plus Fixed Charges (as above). . . . . . . . . . .  21,276     23,092     23,017     21,829    21,896
                   Total Earnings. . . . . . . . . . . . . . . . $68,411    $59,608    $52,910    $42,596   $50,502

            Ratio of Earnings to Fixed Charges . . . . . . . . .    3.21       2.58       2.29       1.95      2.30